# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Damora Therapeutics, Inc., CIK 0001800315
CUSIP: 36322Q206
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 221 Crescent Street, Building 23, Suite 105, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 02/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001861055

## Reporting persons
- Paragon Therapeutics, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 2,045,473; shared voting power 0; sole dispositive power 2,045,473; shared dispositive power 0; aggregate amount beneficially owned 2,045,473 (3.39% of the class)
  Comment: Row 11 is based on 60,303,212 shares of Common Stock outstanding as of March 17, 2026 as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on March 19, 2026.

## Item 1. Issuer
Name of issuer: Damora Therapeutics, Inc.
Address of issuer's principal executive offices: 221 Crescent St., Building 23, Suite 105, Waltham, MA 02453

## Item 2. Person Filing
Name of person filing: Paragon Therapeutics, Inc.
Address of principal business office or, if none, residence: 221 Crescent St., Building 23, Suite 105, Waltham, MA 02453
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to Item 9 on the attached cover page.
Percent of class: See the response to Item 11 on the attached cover page.
Sole power to vote or to direct the vote: See the response to Item 5 on the attached cover page.
Shared power to vote or to direct the vote: See the response to Item 6 on the attached cover page.
Sole power to dispose or to direct the disposition: See the response to Item 7 on the attached cover page.
Shared power to dispose or to direct the disposition: See the response to Item 8 on the attached cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Paragon Therapeutics, Inc.: /s/ Keri Lantz, Keri Lantz, Chief Financial Officer (04/23/2026)